

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Harry Bagot
Chief Executive Officer
US Fuel Corporation
277 White Horse Pike #200
Atco, New Jersey 08004

      Re: US Fuel Corporation
              Amendment No. 1 to Registration Statement on Form 10-12G
              Filed May 22, 2014
              File No. 000-31959

Dear Mr. Bagot:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. It does not appear that the financial statements presented in your filing comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective on June 30, 2014. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

                      Sincerely,

                      /s/ A.N. Parker *for*

                      H. Roger Schwall
                      Assistant Director

cc: Louis Taubman
       Hunter Taubman Weiss, LLP